Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Validity of Neptune’s Patent Upheld by Australian Patent Office
 Third Challenge by  Enzymotec Fails

Laval, Québec, CANADA – November 7, 2016 – Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.NTB), today announced that the Australian Patent Office has confirmed the validity of all 97 claims under Neptune’s Australian composition of matter patent (AU 2002322233) (the “Neptune claims”).  As a result, Neptune has overcome Enzymotec Ltd. and Enzymotec USA, Inc.’s (together, “Enzymotec”) third attempt to invalidate any of the Neptune claims.

Under the terms of a settlement and license agreement entered into with Enzymotec on April 27, 2014 (the “Agreement”), Enzymotec’s royalty obligations in Australia are dependent on the continued validity of at least one of certain Neptune claims. Given the conclusions of the Australian Patent Office, Neptune is seeking recovery of all royalties payable to Neptune under the Agreement.  In addition, Neptune has the right to terminate and revoke the license Agreement that allows Enzymotec to sell Krill oil in Australia should they continue to fail to respect their obligations.
About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands.  The company develops turnkey solutions available in various unique delivery forms.  Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients.  Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com.  Oceano3 brand is also sold in bulk to unbranded distributors.  The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”).  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	James Carbonara
VP & CFO 1.450.687.2262	Hayden IR 1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com
neptunecorp.com

Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com